UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)
                         FIBERNET TELECOM GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Shares, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    315653105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Toronto Dominion (Texas), Inc.
                               909 Fannin, Suite 1700
                                Houston, Texas 77010

                                  with a copy to:

                                Lee Meyerson, Esq.
                            Simpson Thacher & Bartlett
                               425 Lexington Avenue
                                New York, NY  10017
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 10, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315653105              SCHEDULE 13D                  Page 2 of 7


________________________________________________________________________________
1    NAME OF REPORTING PERSONS    Toronto Dominion (Texas), Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


                                 00 (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                     35,219,944 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                           402,308,931 (See Item 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                     35,219,944 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                     402,308,931 (See Item 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                35,219,944 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       3.4
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                         CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 315653105                                               Page 3 of 7


                              AMENDMENT NO. 2 TO
                           STATEMENT ON SCHEDULE 13D

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on November 13, 2002, as amended by Amendment No. 1 filed on November 15, 2002 (as amended, the "Statement") by and on behalf of Toronto Dominion (Texas), Inc. with respect to its beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of FiberNet Telecom Group, Inc. ("FiberNet"). Capitalized terms used and not defined herein have the meanings set forth in the Statement.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended and supplemented to include the following paragraph at the end thereof:

     On January 10, 2003, the Reporting Person received an additional 51,942,950 shares of Common Stock from FiberNet in exchange for the release of FiberNet from outstanding debt in the amount of $5,018,546.22, pursuant to a Debt Exchange Agreement, dated as of January 10, 2003, between FiberNet and the Reporting Person (the "Debt Exchange Agreement"). Also on January 10, 2003, the Reporting Person exercised previously purchased warrants to acquire 18,571,429 shares of Common Stock from FiberNet.

     Immediately after the above transactions, the Reporting Person sold 101,942,950 shares of Common Stock to a third party for $3,000,000.


Item 4.  Purpose of Transaction.

     Item 4 of the Statement is hereby amended and supplemented to include the following paragraph at the end thereof:

     Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I has any plans or proposals that relate to or that would result in any of the items specified in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. From time to time, the Reporting Person, based on market conditions, may enter into additional sales of Common Stock and/or exercise other warrants to acquire Common Stock.


Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     (a) As of the date hereof, the Reporting Person beneficially owns 34,285,715 shares of Common Stock and warrants to acquire an additional 934,229 shares of Common Stock. Pursuant to information provided by FiberNet, such securities represent approximately 3.4% of Common Stock. The Reporting Person disclaims beneficial ownership of any of the FiberNet securities held by the other persons referred to in paragraph (b) of this Item 5.

CUSIP No. 315653105                                               Page 4 of 7

     (b) In addition to the securities held by the Reporting Person identified in paragraph (a) of this Item 5, pursuant to the Stockholders Agreement (as amended and restated on November 11, 2002), the Reporting Person shares voting power with respect to the shares of Common Stock received by each Bank Lender (other than Nortel) pursuant to the Purchase Agreements and upon exercise of the warrants received by each such entity pursuant to the Purchase Agreements. In addition, pursuant to the terms of the Investor's Rights Agreement (as amended and restated on November 11, 2002), each Bank Lender has agreed to certain transfer restrictions on the shares of Common Stock received by it pursuant to the Purchase Agreements and upon exercise of the warrants received by it pursuant to the Purchase Agreements. The amounts set forth in Rows 8 and 10 of this Schedule 13D include the number of such securities held by such other persons according to information provided by FiberNet. The Reporting Person disclaims beneficial ownership of any of such securities held by such other persons and does not affirm the existence of a group with respect thereto. The complete text of the Stockholders Agreement and the Investor's Rights Agreement (each as amended and restated on November 11, 2002), and the Amendment and Waiver referred to in Item 6, is included in the exhibits hereto and is incorporated herein by reference.

     (c) On January 10, 2003, the Reporting Person received 51,942,950 shares of Common Stock from FiberNet in exchange for the release of FiberNet from outstanding debt in the amount of $5,018,546.22, pursuant to the Debt Exchange Agreement. Also, on January 10, 2003, the Reporting Person exercised previously purchased warrants to acquire 18,571,429 shares of Common Stock from FiberNet.

     Immediately after the above transactions, the Reporting Person sold 101,942,950 shares of Common Stock to a third party for $3,000,000.

     (d) Not applicable.

     (e) The Reporting Person ceased to hold more than 5% of the Common
Stock on January 10, 2003. The Reporting Person disclaims beneficial ownership of any of the FiberNet securities held by the other persons referred to in paragraph (b) of this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended and supplemented to include the following paragraphs at the end thereof:

     The Reporting Person is a party to the Debt Exchange Agreement, which provides for the release by the Reporting Person of FiberNet from outstanding debt in the amount of $5,018,546.22 in exchange for 51,942,950 shares of Common Stock.

     The Reporting Person is also a party to an Amendment and Waiver, dated as of January 10, 2003, by and among FiberNet, Nortel Networks Inc., Deutsche Bank AG New York Branch, IBM Credit LLC, Wachovia Investors, Inc., Bank One, N.A. and the Reporting Person, which provides for the waiver by the parties of all provisions in that certain Investor's Rights

CUSIP No. 315653105                                                Page 5 of 7

Agreement and Stockholders Agreement, each as amended and restated on November 11, 2002, that would preclude the transactions.

Item 7.  Material to Be Filed as Exhibits.

     Item 7 is hereby amended and supplemented to include the following at the end thereof:

Exhibit 5 Debt Exchange Agreement, dated as of January 10, 2003, between FiberNet Telecom Group, Inc. and Toronto Dominion (Texas), Inc.

Exhibit 6 Amendment and Waiver, dated as of January 10, 2003 by and among FiberNet Telecom Group, Inc., Nortel Networks Inc., Deutsche Bank AG New York Branch, IBM Credit LLC, Wachovia Investors Inc., Bank One, N.A. and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 13 to the Schedule 13D filed by Nortel Networks Corporation on January 14, 2003)

CUSIP No. 315653105                                                Page 6 of 7


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TORONTO DOMINION (TEXAS), INC.



                                        By:  /s/ Jano Nixon
                                             ---------------------------------
                                             Name:  Jano Nixon
                                             Title:  Vice President

CUSIP No. 315653105                                                Page 7 of 7

Exhibit Index

Exhibit 5 Debt Exchange Agreement, dated as of January 10, 2003, between FiberNet Telecom Group, Inc. and Toronto Dominion (Texas), Inc.

Exhibit 6 Amendment and Waiver, dated as of January 10, 2003 by and among FiberNet Telecom Group, Inc., Nortel Networks Inc., Deutsche
           Bank AG New York Branch, IBM Credit LLC, Wachovia Investors Inc., Bank One, N.A. and Toronto Dominion (Texas), Inc. (incorporated by reference to Exhibit 13 to the Schedule 13D filed by Nortel Networks Corporation on January 14, 2003)